Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

Monaco, November 1, 2024 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter (“Q3 2024”) and nine-months ended September 30, 2024.

I.	PROFITABILITY AND LIQUIDITY

•	Q3 2024 Net Income available to common stockholders of $75.5 million ($0.63 per share).

•	Q3 2024 Adjusted Net Income available to common stockholders[1] of $80.7 million ($0.68 per share).

•	Q3 2024 liquidity of $1,019.2 million[2].

II.	SALE AND PURCHASE ACTIVITY

Vessel Acquisitions

•	Agreement for:

-	the acquisition of the 2011-built, 179,546 DWT capacity dry bulk vessel, Nord Magnes (tbr. Magnes). Expected conclusion of the acquisition within Q4 2024.

-	the acquisition of the 2014-built, 61,090 DWT capacity dry bulk vessel, Alwine Oldendorff (tbr. Alwine). Expected conclusion of the acquisition within Q4 2024.

-	the acquisition of the 2015-built, 61,090 DWT capacity dry bulk vessel, August Oldendorff (tbr. August). Expected conclusion of the acquisition by Q1 2025.

Vessel Acquisitions

•	Conclusion of:

-	the sale of the 2009-built, 58,018 DWT capacity dry bulk vessel, Oracle. Net sale proceeds after debt repayment amounted to $4.0 million.

-	the sale of the 2009-built, 58,090 DWT capacity dry bulk vessel, Titan I. Net sale proceeds after debt repayment amounted to $10.8 million.

•	Agreement for the sale of the 2012-built, 37,019 DWT capacity dry bulk vessel, Discovery (expected conclusion of the sale within Q4 2024). Estimated net sale proceeds after debt prepayment of $7.7 million.

III.	OWNED FLEET CHARTER UPDATE - FULLY EMPLOYED CONTAINERSHIP FLEET[3]

•	100% and 94% of the containership fleet[4] fixed for 2024 and 2025, respectively.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $0.1 million held by vessel-owning companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), margin deposits relating to our forward freight agreements (“FFAs”) and bunker swaps of $29.9 million, short term investments in U.S. Treasury Bills amounting to $18.3 million and $94.2 million of available undrawn funds from two hunting license facilities as of September 30, 2024.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

•	Contracted revenues for the containership fleet of approximately $2.3 billion with a TEU-weighted duration of 3.3 years[5].

•	Forward fixing of seven containerships for a period ranging from 14 to 34 months with incremental revenues of $166 million, since the Q2 2024 earnings release.

•	Entered into more than 30 chartering agreements for the owned dry bulk fleet since the Q2 2024 earnings release.

IV.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 56 dry bulk vessels on period charters, consisting of:

-	34 Newcastlemax/ Capesize vessels

-	22 Kamsarmax/ Panamax vessels

•	Majority of the fixed fleet is on index linked charter-in agreements. More specifically:

-	29 charters for Newcastlemax/ Capesize vessels that are index linked.

-	11 charters for Kamsarmax/ Panamax vessels that are index linked.

•	Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax period chartered-in fleet of 12 and 7 months, respectively.

V.	FULL PREPAYMENT OF UNSECURED BONDS

•	Prepayment in full of the €100 million aggregate principal amount of unsecured bonds issued by its wholly owned subsidiary, Costamare Participations Plc.

•	Prepayment will be made with cash on hand on November 25, 2024.

VI.	NEW DEBT FINANCING

•	Bilateral commitments, subject to final documentation, from four European financial institutions for the financing/ refinancing of the dry bulk fleet. More specifically:

-	Total amount of the four bilateral facilities of up to approximately $352.1 million.

-	Minimum tenor of 5 years.

-	Improvement of funding cost.

•	Approximately $94.2 million available for the financing of future acquisitions for dry bulk and container vessels until December 2025.

•	No meaningful debt maturities until 2027.

VII.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Costamare equity investment of up to $200 million.

•	Company’s current investment in NML of $123.3 million.

•	Growing leasing platform, with committed funding for 32 shipping assets and total funding commitments exceeding $410 million, on the back of what we believe is a healthy pipeline.

VIII.	DIVIDEND ANNOUNCEMENTS

•	On October 1, 2024, the Company declared a dividend of $0.115 per share on the common stock, which is payable on November 6, 2024, to holders of record of common stock as of October 21, 2024.

5 As of October 31, 2024.

•	On October 1, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock which were all paid on October 15, 2024 to holders of record as of October 11, 2024.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company generated Net Income of about $80 million. As of quarter end, liquidity was above $1 billion.

In the containership sector, with idle vessels of less than 1%, the fleet can still be considered as ‘fully employed’. The market is split between the larger sizes which remain in limited supply, and smaller vessels where the availability of tonnage is greater. As the pool of bigger tonnage is unable to meet demand, charter rates continue to evolve at firm levels.

During the quarter we chartered 7 containerships at healthy levels. The new charter agreements are expected to generate incremental contracted revenues of above $165 million.

The containership fleet employment stands at 100% and 94% for 2024 and 2025, respectively. Total contracted revenues amount to $2.3 billion with a remaining time charter duration of 3.3 years.

On the dry bulk side, we progress with our strategy to renew the owned fleet and increase its average size; during the quarter we agreed to acquire two 2014 and 2015 built Ultramax vessels and one 2011-built Capesize ship, while progressing with the disposal of smaller tonnage.

CBI manages a fleet of 56 ships, the majority of which are on index-linked charter-in agreements. We have a long-term commitment to the sector, and we view the vessel-owning and the trading platform as highly complementary activities.

Finally, with regards to Neptune Maritime Leasing, the platform continues to grow with committed funding for 32 shipping assets, reflecting total funding commitments exceeding $410 million on the back of a healthy pipeline.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Voyage revenue	$1,011,968	$1,406,695	$397,256	$459,040
Voyage revenue – related parties	-	$111,128	-	$79,352
Total voyage revenue	$1,011,968	$1,517,823	$397,256	$538,392
Accrued charter revenue (1)	$4,515	$(3,027)	$3,984	$(2,457)
Amortization of time-charter assumed	$(141)	$(383)	$(170)	$(239)
Total voyage revenue adjusted on a cash basis (2)	$1,016,342	$1,514,413	$401,070	$535,696
Income from investments in leaseback vessels	$4,591	$17,668	$3,114	$6,249

Adjusted Net Income available to common stockholders (3)	$169,024	$247,348	$53,931	$80,722
Weighted Average number of shares	121,059,768	119,129,429	118,107,881	119,577,920
Adjusted Earnings per share (3)	$1.40	$2.08	$0.46	$0.68

Net Income	$276,344	$284,418	$60,086	$78,871
Net Income available to common stockholders	$258,094	$260,935	$53,287	$75,463
Weighted Average number of shares	121,059,768	119,129,429	118,107,881	119,577,920
Earnings per share	$2.13	$2.19	$0.45	$0.63

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Net Income	$276,344	$284,418	$60,086	$78,871
Earnings allocated to Preferred Stock	(23,302)	(18,566)	(7,854)	(5,288)
Deemed dividend of Series E Preferred Stock	-	(5,446)	-	-
Non-Controlling Interest	5,052	529	1,055	1,880
Net Income available to common stockholders	258,094	260,935	53,287	75,463
Accrued charter revenue	4,515	(3,027)	3,984	(2,457)
Deferred charter-in expense	-	300	-	(201)
General and administrative expenses - non-cash component	4,294	6,508	1,440	2,352
Amortization of time-charter assumed	(141)	(383)	(170)	(239)
Realized gain on Euro/USD forward contracts	(536)	(787)	(301)	(299)
Vessel’s impairment loss	229	-	229	-
Gain on sale of vessels, net	(118,046)	(3,348)	-	(2,234)
Loss on vessel held for sale	4,855	-	4,855	-
(Gain) / Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments (1)	493	-	(1,572)	-
Non-recurring, non-cash write-off of loan deferred financing costs	1,439	405	-	100
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	13,828	(16,384)	(7,821)	8,053
Other non-cash items	-	3,129	-	184
Adjusted Net Income available to common stockholders	$169,024	$247,348	$53,931	$80,722
Adjusted Earnings per Share	$1.40	$2.08	$0.46	$0.68
Weighted average number of shares	121,059,768	119,129,429	118,107,881	119,577,920

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, loss on vessel held for sale, vessel’s impairment loss, realized gain on Euro/USD forward contracts, gain on sale of vessels, net , (gain)/loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.